                                                    Tel Aviv, September 18, 2006
                                                    Our ref: 10925/1026

VIA EDGAR

Michael Moran
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

                  G. WILLI-FOOD INTERNATIONAL LTD.
                  FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005
                  FILED MAY 31, 2006
                  FILE NO. 0-29256

Dear Mr. Moran:

We enclose herewith, on our client's behalf, responses to the comments raised by the Staff in its comment letter dated August 25, 2006 with respect to the Form
20-F of G. Willi-Food International Ltd. ("Willi-Food") for the year ended
December 31, 2005. Below we have noted the Staff's comment in bold face type and
Willi-Food's responses in regular type. The numbering corresponds to the comment numbers in the Staff's above referenced letter.

The enclosed responses were received from, and are written on behalf of,
Willi-Food, and reference in the responses to "we" and "our" refer to
Willi-Food.

FORM 20-F FOR FISCAL YEAR ENDED DECEMBER 31, 2005

ITEM 3. KEY INFORMATION, PAGE 2

A. SELECTED FINANCIAL DATA, PAGE 2

     1.   PLEASE DISCLOSE DIVIDENDS DECLARED PER SHARE IN SELECTED FINANCIAL
          DATA. REFER TO ITEM 3.A.2 OF FORM 20-F.

     Item 3.A.2 will be revised in future filings to include a separate line for: "dividends declared per share" as follows:

                                                YEARS ENDED DECEMBER 31

                            2005            2004          2003          2002          2001
                        -----------      ----------    ---------     ----------    ----------
                        NIS     USD      NIS    USD    NIS   USD     NIS    USD    NIS    USD
                        ---     ---      ---    ---    ---   ---     ---    ---    ---    ---
Dividend declared
per share              0.55    0.12       -      -      -     -       -      -      -      -

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS, PAGE 25

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS, PAGE 26

     2.   WE NOTE YOUR DISCLOSURE THAT YOU APPLIED THE "PROSPECTIVE RECOGNITION
          METHOD" IN ADOPTING SFAS 123R. AS SFAS 123R ALLOWS FOR ONLY MODIFIED
          PROSPECTIVE APPLICATION FOR PUBLIC COMPANIES AT THE REQUIRED EFFECTIVE
          DATE, PLEASE CLARIFY YOUR DISCLOSURE REGARDING THE METHOD YOU APPLIED
          ON JANUARY 1, 2006.

     The word "modified" was inadvertently omitted. The Company applied the
     "modified prospective method" in its transition as of January 1, 2006. The
     Company will revise its disclosure in future filings accordingly.

A. RESULTS OF OPERATIONS, PAGE 28

YEAR ENDED DECEMBER 31, 2005 COMPARED WITH YEAR ENDED DECEMBER 31, 2004, PAGE 28

     3.   WE NOTE THAT FINANCIAL INCOME INCREASED, IN PART, DUE TO INCOME FROM
          FUTURE TRANSACTIONS OF NIS 184 THOUSAND. PLEASE EXPLAIN TO US THE
          NATURE OF THIS ITEM.

     The Staff is respectfully advised that future transactions, referred to in the financial statements, are in fact foreign currency forward contracts.
     Such contracts were not designated as hedges and were marked to market to earnings as financial income.

ITEM 15. CONTROLS AND PROCEDURES, PAGE 65

     4.   YOU STATE THAT YOUR "CONTROLS AND PROCEDURES WERE DESIGNED TO ENSURE
          THAT INFORMATION REQUIRED TO BE DISCLOSED IN THE REPORTS THAT [YOU]
          FILE UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, IS
          RECORDED, PROCESSED, SUMMARIZED AND REPORTED WITHIN THE TIME PERIODS
          SPECIFIED IN THE RULES AND FORMS OF THE SEC" AND THAT YOUR CERTIFYING
          OFFICERS CONCLUDED THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES WERE
          EFFECTIVE IN "TIMELY ALERTING THEM TO INFORMATION REQUIRED TO BE
          DISCLOSED IN [YOUR] PERIODIC REPORTS TO THE SEC." IN FUTURE FILINGS,
          PLEASE REVISE YOUR DISCLOSURE TO INCLUDE THE FULL DEFINITION OF
          DISCLOSURE CONTROLS AND PROCEDURES AS OUTLINED IN EXCHANGE ACT RULE
          13A-15(E). IN THIS REGARD, PLEASE REVISE TO STATE, IF TRUE, WHETHER
          YOUR CONTROLS AND PROCEDURES ARE ALSO DESIGNED TO "ENSURE THAT
          INFORMATION REQUIRED TO BE DISCLOSED BY [YOU] IN THE REPORTS THAT
          [YOU] FILE OR SUBMIT UNDER THE ACT IS ACCUMULATED AND COMMUNICATED TO
          [YOUR] MANAGEMENT, INCLUDING [YOUR] PRINCIPAL EXECUTIVE AND PRINCIPAL
          FINANCIAL OFFICERS, OR PERSONS PERFORMING SIMILAR FUNCTIONS, AS
          APPROPRIATE TO ALLOW TIMELY DECISIONS REGARDING REQUIRED DISCLOSURE"
          AND WHETHER YOUR DISCLOSURE CONTROLS AND PROCEDURES WERE EFFECTIVE TO
          MEET THESE OBJECTIVES. ADDITIONALLY, PLEASE CONFIRM TO US THAT YOUR
          CONCLUSION REGARDING EFFECTIVENESS WOULD NOT CHANGE HAD THESE
          STATEMENTS BEEN INCLUDED IN THIS FILING.

     We will revise our disclosure in future filings in the manner requested. We confirm that our conclusion regarding effectiveness of our disclosure controls and procedures would not change had the requested disclosure been included in our Form 20-F for the year ended December 31, 2005.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES, PAGE F-8

     5.   PLEASE DISCLOSE YOUR POLICY FOR CLASSIFYING SHIPPING AND HANDLING
          COSTS IN THE STATEMENT OF OPERATIONS. IF SHIPPING AND HANDLING COSTS
          ARE SIGNIFICANT AND ARE NOT CLASSIFIED IN COST OF SALES, DISCLOSE THE
          AMOUNT(S) OF THESE COSTS AND THE LINE ITEM(S) IN WHICH THEY ARE
          CLASSIFIED. PLEASE ALSO DISCLOSE THE LINE ITEM IN WHICH YOU INCLUDE
          AMOUNTS PAID TO YOU BY CUSTOMERS FOR SHIPPING AND HANDLING. SEE EITF
          00-10.

     The Company does not bill its customers for shipping and handling costs.
     The shipping and handling costs are included in "sales and marketing expenses" and were as follows for the years 2003, 2004 and 2005, respectively: NIS 2,392; NIS 3,119; NIS 2,857 (in thousands). Note 12 will be revised in future filings to include a separate line for: "shipping and handling costs" as follows:

C. SALES AND MARKETING

                                                          YEAR ENDED DECEMBER 31,
                                        ---------------------------------------------------------
                                        2 0 0 5         2 0 0 4        2 0 0 3        2 0 0 5 (*)
                                        -------         -------        -------        -----------
                                                          NIS                         US DOLLARS
                                        --------------------------------------        -----------
                                                            (IN THOUSANDS)
                                        -------------------------------------------------------

Including shipping and handling          2,857           3,119          2,392            621
                                         =====           =====          =====            ===

I.   ALLOWANCE FOR DOUBTFUL ACCOUNTS, PAGE F-10

     6.   IN ACCORDANCE WITH RULE 5-02.4 OF REGULATION S-X, PLEASE DISCLOSE THE
          AMOUNT OF YOUR ALLOWANCE FOR DOUBTFUL ACCOUNTS SEPARATELY ON THE
          BALANCE SHEET OR IN A FOOTNOTE. FURTHERMORE, PLEASE PROVIDE SCHEDULE
          II - VALUATION AND QUALIFYING ACCOUNTS. THIS SCHEDULE SHOULD INCLUDE
          THE ACTIVITY IN YOUR ALLOWANCE FOR DOUBTFUL ACCOUNTS AND YOUR RETURNS
          RESERVE. ALTERNATIVELY, YOU MAY PROVIDE THE REQUIRED ROLL FORWARDS IN
          THE NOTES TO THE FINANCIAL STATEMENTS OR MD&A. REFER TO ITEM 17(A) OF
          FORM 20-F AND RULES 5-04(C) AND 12-09 OF REGULATION S-X.

     The following disclosure will be included in new note 12.C to the financial statements in future filings to present the changes during the year in the allowance for doubtful accounts:

                        ALLOWANCE FOR DOUBTFUL ACCOUNTS:

     The following is a summary of the allowance for doubtful accounts related to accounts receivable for the years ended December 31:

                         BALANCE AT                                BALANCE AT
                         BEGINNING            PROVISION              END OF
                         OF PERIOD            (RECOVERY)             PERIOD
                         ---------            ----------             ------
                                                 NIS
                         --------------------------------------------------
                                            (IN THOUSANDS)
                         --------------------------------------------------

2003                         -                    -                    -
2004                         -                  260                  260
2005                       260                   66                  326

     In addition, the amounts of allowance for doubtful accounts will be disclosed on the face of the balance sheet.

O-STOCK-BASED COMPENSATION, PAGE F-11

     7.   WE NOTE THAT YOUR EMPLOYEES HOLD STOCK OPTIONS TO PURCHASE 63,000
          SHARES OF THE PARENT COMPANY. FURTHER, WE NOTE PER YOUR DISCLOSURE ON
          PAGE F-19 THAT THERE WERE 50,000 STOCK OPTIONS OUTSTANDING AND
          EXERCISABLE AT DECEMBER 31, 2003, WHICH EXPIRED, IN PART, AND WERE
          EXERCISED, IN PART, DURING FISCAL 2004. WITH RESPECT TO BOTH OF THESE
          STOCK-BASED COMPENSATION PLANS, PLEASE PROVIDE THE DISCLOSURES
          REQUIRED BY PARAGRAPHS 46 THROUGH 48 OF THE SFAS 123, AS APPLICABLE.

     The following disclosure required by paragraphs 46-48 of SFAS 123 will be added in future filings in Note 9 of the financial statements as follows:

B. STOCK OPTIONS PLAN

          In May 1997, the Board of Directors of the Company adopted an employee share option plan ("the 1997 Plan"), pursuant to which the Company granted options to purchase 180,000 ordinary shares to employees, officers, Directors and consultants of the Company and the subsidiary
          (including 160,000 options to related parties).

          Of the above, options to purchase 130,000 ordinary shares were granted to Mr. Joseph Williger and Mr. Zvi Williger at an exercise price equal to the nominal value per share of NIS 0.1. The options were exercisable as to 20% every six-month anniversary from the date of grant, on a cumulative basis, during a period of five years. These options were exercised in January 2000.

          Options to purchase 35,000 ordinary shares were held by the Company's officers and Directors (as a group) and options to purchase 15,000 ordinary shares were held by other employees. The options, granted as of the effective date of the Company's initial public offering under the Company's 1997 Share Option Plan, are generally exercisable during a five-year period commencing on the 24th month anniversary from the date of grant, at an exercise price equal to the initial public offering price per share - USD 4.10 per share, which was equal to the fair market value of the shares on the date of the grant. On April
          2004, Zvi Williger and Joseph Williger exercised 15,000 options each at an exercise price of USD 4.1 per share. The 1997 Plan was terminated on May 2004, and the remaining 20,000 options expired unexercised.

          On January 4, 2005 the Parent Company's audit committee and Board of
          Directors adopted a Stock Incentive Plan. The Parent Company was authorized to grant up to 138,000 options to 9 of the Group's employees (93,000 of the options to the Company's employees). The issuance of the options was ratified by the Parent Company's Board of
          Directors and the audit committee on February 27, 2005.

          The options granted vest in three equal annual installments commencing
          January 2006 and will expire in 2.5, 3.5 and 4.5 years, respectively.
          The purchase price per share payable upon exercise of an option is NIS
          14 (USD 3.2) per share, linked to the changes in the Consumer Price
          Index, and subject to adjustments.

          A summary of the status of the Company's stock option plans as of
          December 31, 2005, 2004 and 2003 and changes during the years then ended, is presented below:

                                      DECEMBER 31, 2005       DECEMBER 31, 2004          DECEMBER 31, 2003
                                     -------------------      -----------------         -------------------
                                                 WEIGHTED                WEIGHTED                     WEIGHTED
                                                 AVERAGE                 AVERAGE                      AVERAGE
                                    NUMBER OF    EXERCISE    NUMBER OF   EXERCISE        NUMBER OF    EXERCISE
                                     SHARES       PRICE       SHARES      PRICE           SHARES       PRICE
                                     -------     -------      -------       ---         ---------      ----
OPTIONS OUTSTANDING AT
BEGINNING OF YEAR                          -           -       50,000     $ 4.1            50,000      $4.1

GRANTED DURING THE YEAR               93,000       $ 3.2            -         -                 -         -

EXERCISED DURING THE YEAR                  -           -      (30,000)    $ 4.1                 -         -

FORFEITED DURING THE YEAR            (30,000)          -      (20,000)    $ 4.1                 -         -
                                     -------                  -------                   ---------

OUTSTANDING AT END OF YEAR            63,000       $ 3.2            -         -            50,000      $4.1
                                     =======                  =======                   =========

WEIGHTED  AVERAGE FAIR VALUE OF
OPTIONS GRANTED DURING THE YEAR      $  3.34                        -                           -
                                     =======                  =======                   =========

     8.   AS REQUIRED BY PARAGRAPH 45(C) OF SFAS 123, AS AMENDED BY PARAGRAPH
          2(C) OF SFAS 148, PLEASE PRESENT PRO FORMA NET INCOME AND PRO FORMA
          BASIC AND DILUTED EARNINGS PER SHARE FOR ALL PERIODS FOR WHICH AN
          INCOME STATEMENT IS PRESENTED.

     The staff is respectfully advised that options outstanding for the years
     2003 and 2004 were all granted in 1997 and are fully vested. All related expenses were fully recognized in prior years. Hence, no pro forma disclosure for 2003 and 2004 was included.

     9.   WE NOTE THAT YOU DECLARED A CASH DIVIDEND IN NOVEMBER 2005. IN THIS
          REGARD, PLEASE EXPLAIN TO US WHY YOU ASSUMED A 0.0% DIVIDEND YIELD IN
          YOUR OPTION PRICING MODEL.

     The Staff is respectfully advised that a dividend yield rate of 0.0% was assumed based on the provisions in paragraph A36 of FASB 123R. The
     Company's plan is dividend protected and as such assuming 0% dividend is appropriate assumption.

P. EARNINGS PER SHARES, PAGE F-12

     10.  WITH RESPECT TO THE YEARS IN WHICH YOU HAD STOCK OPTIONS OUTSTANDING,
          PLEASE EXPLAIN TO US WHY DILUTED EARNINGS PER SHARE EQUALED BASIC
          EARNINGS PER SHARE. IF STOCK OPTIONS WERE NOT INCLUDED IN THE
          COMPUTATION OF DILUTED EARNINGS PER SHARE BECAUSE TO DO SO WOULD HAVE
          BEEN ANTIDILUTIVE FOR THE PERIODS PRESENTED, PLEASE DISCLOSE AS SUCH
          IN ACCORDANCE WITH PARAGRAPH 40(C) OF SFAS 128.

     The options were not included in the computation of diluted earnings per share since the effect was an antidilutive. The disclosure in Note 2P will be revised in its entirety in future filings as follows:

P. EARNINGS PER SHARE

          Basic and fully diluted net earnings per share have been computed in accordance with Opinion 55 of the Institute of Certified Public
          Accountants in Israel (ICPAC), which, as it relates to these financial statements, is consistent with SFAS No. 128 ("Earnings per Share"), using the weighted average number of ordinary shares outstanding.
          Basic and diluted earnings per share are computed by using the weighted average number of shares outstanding. A total of 50,000 and
          63,000 warrants were excluded from the calculation of diluted earnings per share for 2003 and 2005, respectively, due to the antidilutive effect.

NOTE 7. ACCRUED SEVERANCE PAY, NET. PAGE F-15

     11.  WITH REFERENCE TO PARAGRAPH 2 OF SFAS 146, PLEASE TELL US WHETHER YOUR
          SEVERANCE OBLIGATIONS ARE WITHIN THE SCOPE OF THAT STANDARD. IF SO,
          PLEASE PROVIDE THE DISCLOSURES REQUIRED BY PARAGRAPH 20 OF SFAS 146.

     The staff is respectfully advised that the Accrued Severance obligation is not within the scope of FASB 146 and was not incurred as a result of an exit plan. The Staff is respectfully advised that the Accrued Severance Pay is a unique subject for Israeli companies, and was addressed by the
     International Practice Task Force (IPTF). In that regard the Company complies with consensus reached by the IPTF and applies the provisions of
     EITF 88-1 and record an obligation for all vested severance rights on an undiscounted basis.

FORM 6-K FOR THE MONTH OF AUGUST 2006

     12.  DURING THE FIRST HALF OF 2006, WE NOTE YOU RECORDED AN NIS 17.8
          MILLION GAIN, WHICH WAS CLASSIFIED ON THE STATEMENT OF OPERATIONS
          WITHIN "OTHER INCOME," DUE TO THE PUBLIC LISTING OF THE SHARES OF GOLD
          FROST LTD. IN ACCORDANCE WITH QUESTION 6 OF SAB TOPIC 5:H, PLEASE
          CLASSIFY SUCH GAIN AS A SEPARATE LINE ITEM ON THE STATEMENT OF
          OPERATIONS IN FUTURE FILINGS. ADDITIONALLY, ENSURE MD&A AND THE
          FOOTNOTES INCLUDE ALL DISCLOSURES REQUIRED BY THE SAB GUIDANCE.

     We agree with the Staff comment. The gain will be classified in a separate line item on the statement of operations in future filings and the MD&A will include the required disclosure.

                                     * * * *

If you have any questions or concerns, please call the undersigned at
972-3-607-4475 or Mr. Gil Hochboim of Willi Food at 972-8-932-2233 (ext. 204).

                                     Very truly yours,

                                     /s/ Perry Wildes

                                     Perry Wildes, Adv.

cc:  Mr. Gil Hochboim